UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G202

(CUSIP Number)

Weichai America Corp.

Attn: Huisheng Liu

3100 Golf Road

Rolling Meadows, IL 60008

847-725-7030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 73933G202		Page 2 of 8

1	NAME OF REPORTING PERSON Weichai America Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,700,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%[1]
14	TYPE OF REPORTING PERSON* CO

[1]	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of November 30, 2017, there were 18,926,852 shares of Common Stock outstanding (including (i) 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to the Purchase Agreement, (ii) 4,771,248 shares of Common Stock issued to Weichai America Corp. on November 30, 2017 pursuant to the Exchange Agreement (as defined in Item 3) and (iii) 493,466 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors (which are subject to forfeiture pursuant to certain vesting requirements).

13D

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1	NAMES OF REPORTING PERSONS Weichai Power Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,700,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%[1]
14	TYPE OF REPORTING PERSON* CO

[1]	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of November 30, 2017, there were 18,926,852 shares of Common Stock outstanding (including (i) 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to the Purchase Agreement, (ii) 4,771,248 shares of Common Stock issued to Weichai America Corp. on November 30, 2017 pursuant to the Exchange Agreement (as defined in Item 3) and (iii) 493,466 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors (which are subject to forfeiture pursuant to certain vesting requirements).

13D

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1	NAMES OF REPORTING PERSONS Shandong Heavy Industry Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,700,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,700,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%[1]
14	TYPE OF REPORTING PERSON* CO

[1]	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of November 30, 2017, there were 18,926,852 shares of Common Stock outstanding (including (i) 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to the Purchase Agreement, (ii) 4,771,248 shares of Common Stock issued to Weichai America Corp. on November 30, 2017 pursuant to the Exchange Agreement (as defined in Item 3) and (iii) 493,466 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors (which are subject to forfeiture pursuant to certain vesting requirements).

13D

CUSIP No. 73933G202		Page 5 of 8

Item 1.	Security and Issuer

This constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D relating to the shares of Common Stock of Power Solutions International, Inc. (the “Issuer”) as filed with the SEC on April 7, 2017, as amended by Amendment No. 1 as filed with the SEC on August 10, 2017 (as so amended, the “Schedule 13D”) by Weichai America Corp. (“Weichai America”), Weichai Power Co., Ltd. (“Weichai Power”), and Shandong Heavy Industry Group Co., Ltd. (“SHIG”) (each of Weichai America, Weichai Power, and SHIG a “Reporting Person” and collectively the “Reporting Persons”). Capitalized terms used in this Amendment No. 2 without being defined herein have the respective meanings given to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, this Schedule 13D is not modified or revised in any way.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

On November 30, 2017, the Issuer entered into a Securities Exchange Agreement (the “Exchange Agreement”) with Weichai America, pursuant to which (i) the 2,385,624 shares of Series B Preferred Stock (such shares of Series B Preferred Stock being convertible into two shares of Common Stock for each share of Series B Preferred Stock) held by Weichai America were exchanged for 4,771,248 shares of Common Stock and (ii) the 2018 Warrant was amended (the “Restated 2018 Warrant”) to (a) provide that the Restated 2018 Warrant is exercisable for Common Stock without the requirement to obtain stockholder approval and is not exercisable for Series B Preferred Stock and (b) permit the Issuer to request the accelerated exercise of the Restated 2018 Warrant to the extent the Issuer requires additional financing for any reason (collectively, the “Exchange Transactions”). The Exchange Agreement also terminated that certain Stock Pledge Agreement, dated as of March 31, 2017, by and among Gary Winemaster, Kenneth Winemaster and Weichai America. Also on November 30, 2017, in connection with the Exchange Transactions, the Issuer, Weichai America, Gary Winemaster and Kenneth Winemaster entered into a letter agreement pursuant to which they waived certain voting provisions relating to the conversion of the Series B Preferred Stock and the delivery of consents and proxies in connection therewith. In addition, the Issuer has waived compliance with the Standstill Agreement under the Investor Rights Agreement with respect to the Exchange Transactions, including approval of such waiver by a majority of the disinterested members of the Issuer’s board of directors pursuant to Delaware law.

The summary contained herein of the Exchange Agreement and the Restated 2018 Warrant is not intended to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement and the Restated 2018 Warrant, copies of which are filed as Exhibit L and Exhibit M hereto, respectively, and which are incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The information contained in Item 3 above is herein incorporated by reference.

The Reporting Persons acquired securities of the Issuer for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as set forth below:

(a), (b) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed

13D

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to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares					Percent of Class (2)
Reporting Person	No of Securities Beneficially Owned	Power to Vote		Power to Dispose
		Sole	Shared(1)	Sole	Shared(1)
Weichai America	7,700,000	0	7,700,000	0	7,700,000	40.7%
Weichai Power	7,700,000	0	7,700,000	0	7,700,000	40.7%
SHIG	7,700,000	0	7,700,000	0	7,700,000	40.7%
Total(3) (all Reporting Persons)	7,700,000	0	7,700,000	0	7,700,000	40.7%

1	Weichai America is the direct and record owner of 7,700,000 shares of Common Stock and shares the power to vote and the power to dispose of all of such shares of Common Stock with Weichai Power and SHIG by virtue of the fact that Weichai Power is Weichai America’s parent company, and Weichai Power is controlled by SHIG. SHIG holds less than 20% of the shares in Weichai Power but is able to exercise influence over Weichai Power by virtue of its status as the largest shareholder of Weichai Power and representatives or designees of SHIG currently comprise a majority of members of Weichai Power’s board of directors.
2	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information provided by the Issuer that, as of November 30, 2017, there were 18,926,852 shares of Common Stock outstanding (including (i) 2,728,752 shares of Common Stock issued to Weichai America on March 31, 2017 pursuant to the Purchase Agreement, (ii) 4,771,248 shares of Common Stock issued to Weichai America on November 30, 2017 pursuant to the Exchange Agreement (as defined in Item 3) and (iii) 493,466 shares of restricted Common Stock which the Issuer has granted to certain of its employees and directors (which are subject to forfeiture pursuant to certain vesting requirements).
3	The Reporting Persons disclaim membership in a group.

(c) Except as described in this Schedule 13D, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person, each as listed in Schedule A attached to the Schedule 13D as filed by the Reporting Persons with the SEC on April 7, 2017 has effected any transactions in the Common Stock during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

13D

CUSIP No. 73933G202		Page 7 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On November 30, 2017, the Issuer entered into an Exchange Agreement with Weichai America, pursuant to which (i) the 2,385,624 shares of Series B Preferred Stock (such shares of Series B Preferred Stock being convertible into two shares of Common Stock for each share of Series B Preferred Stock) held by Weichai America were exchanged for 4,771,248 shares of Common Stock and (ii) the 2018 Warrant was amended and restated to (a) provide that the Restated 2018 Warrant is exercisable for Common Stock without the requirement to obtain stockholder approval and is not exercisable for Series B Preferred Stock and (b) permit the Issuer to request the accelerated exercise of the Restated 2018 Warrant to the extent the Issuer requires additional financing for any reason. The Exchange Agreement also terminated that certain Stock Pledge Agreement, dated as of March 31, 2017, by and among Gary Winemaster, Kenneth Winemaster and Weichai America. Also on November 30, 2017, in connection with the Exchange Transactions, the Issuer, Weichai America, Gary Winemaster and Kenneth Winemaster entered into a letter agreement pursuant to which they waived certain voting provisions relating to the conversion of the Series B Preferred Stock and the delivery of consents and proxies in connection therewith. In addition, the Issuer has waived compliance with the Standstill Agreement under the Investor Rights Agreement with respect to the Exchange Transactions, including approval of such waiver by a majority of the disinterested members of the Issuer’s board of directors pursuant to Delaware law.

The summary contained herein of the Exchange Agreement and the Restated 2018 Warrant is not intended to be complete and is qualified in its entirety by reference to the full text of the Securities Exchange Agreement and the Restated 2018 Warrant, copies of which are filed as Exhibit L and Exhibit M hereto, respectively, and which are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit L:	Exchange Agreement dated November 30, 2017 by and between the Issuer and Weichai America

Exhibit M:	Restated 2018 Warrant, dated November 30, 2017 by the Issuer to Weichai America

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2017

Weichai America Corp.

By:	/s/ Huisheng Liu
Name:	Huisheng Liu
Title:	Chairman

Weichai Power Co., Ltd.

By:	/s/ Sun Shaojun
Name:	Sun Shaojun
Title:	Executive President

Shandong Heavy Industry Group Co., Ltd.

By:	/s/ Jiang Kui
Name:	Jiang Kui
Title:	President